Exhibit 12.2

MediciNova, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the Years Ended December 31, 2005, 2004, 2003, 2002 and 2001

(Dollars in thousands)

	2005	2004	2003	2002	2001
Earnings:
Pretax loss from continuing operations	$(25,692)	$(48,273)	$(6,209)	$(6,931)	$(1,795)
Add:
Fixed charges	100	48	19	5	5

Total Earnings	$(25,592)	$(48,225)	$(6,190)	$(6,926)	$(1,790)

Combined Fixed Charges and Preferred Stock Dividends:
Interest expensed, including amortized discounts and premiums	—	—	—	—	—
Estimate of interest expense within rental expense	$100	$48	$19	$5	$5
Preferred stock dividends	—	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$100	$48	$19	$5	$5

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges and Preferred Stock Dividends	$(25,692)	$(48,273)	$(6,209)	$(6,931)	$(1,795)